Exhibit (q)

DESCRIPTION OF ISSUANCE,

TRANSFER AND REDEMPTION PROCEDURES

FOR FLEXIBLE PREMIUM VARIALBE

UNIVERSAL LIFE INSURANCE POLICIES

ISSUED BY

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II of

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

INTRODUCTION

1. Rule 6e-3(T)(b)(12) (iii) under the Investment Company Act provides exemption from Sections 22(c), 22(d), 22(e) and 27(c)(1) of the Act and Rule 22c-1 thereunder for variable life insurance policies which meet the conditions of the Rule. (Rule 6e-3(T) has not been amended to reflect the addition of Section 27(i).

2. Rule 6c-3 provides exemptions for a registered variable life insurance separate account which registers under Section 8 of the Act, except for exemption from the registration requirements, “under the same terms and conditions as a separate account claiming exemption under -— Rule 6e-3(T).” Therefore a separate account which registers as contemplated by Rule 6c-3 may be required to include the materials referred to in Rules 6e-3(T)(b)(12)(iii). The purpose of this memorandum is to fulfill this requirement with respect to the Flexible Premium Variable Universal Life Insurance Policy (“Policy” or “Policies”) proposed to be offered in connection with Northwestern Mutual Variable Life Account II (“Separate Account”), a separate investment account of The Northwestern Mutual Life Insurance Company (“Northwestern”).

The defined terms used herein are the same as the defined terms in the Policy or Policies or prospectus, unless otherwise defined herein.

RULE 6e-3(T) (b) (12) (iii)

3. Rule 6e-3(T)(b)(12)(iii) provides exemptions from the sections and rules cited above to the extent “Necessary to comply with this Rule or with insurance laws and regulations and established administrative procedures of the life insurer for issuance, increases in or additions of insurance benefits, transfer and redemption of flexible contracts, including, but not limited to, premium rate structure and premium processing, insurance underwriting standards, and the particular benefit afforded by the contract.” The Rule thus recognizes that the established procedures of the insurance company itself, founded on the requirements of state insurance law, have a principal role in defining the requirements which apply for variable life insurance offered by the same company.

ISSUANCE PROCEDURES

A. Premium Structure and Insurance Underwriting Standards

4. The Policy is a flexible premium universal life contract. Premiums may be paid at any time and in any amount, within limits. The actual Cost of Insurance Charge will vary based on the proposed Insured’s Issue age, sex, underwriting class, Policy duration, Specified Amount, and the net amount at risk. Thus, the price of the insurance will differ, reflecting established insurance procedures and state law, in order to fairly take into account the differences in risks. Thus, the initial Premium Payment for the Policies is not the same for all Policy Owners with the same Specified Amount. Although there is no uniform Premium Payment for all Insureds, there is a uniform Premium Payment for all Insureds of the same age, insurance risk classification and Specified Amount.

5. As a mutual life insurance company organized in Wisconsin, Northwestern is required to offer its insurance contracts as participating policies which share equitably in Northwestern’s divisible surplus. The Policies accordingly have been designated as participating. However, no dividends are anticipated since this Policy is not expected to contribute to divisible surplus.

6. Notwithstanding the documented differences between male and female mortality rates, a 1983 decision of the U.S. Supreme Court1 has created legal liability issues for employers who purchase, or are otherwise involved in the purchases of, insurance products which are priced so as to reflect these differences. Similarly, the laws of individual states (currently only Montana) require that policies offered there use a sex-neutral pricing basis. The Policies will accordingly be offered on a sex-neutral pricing basis for use as required in such situations.

B. Procedures for Placing a Policy in Effect

7. When a proposed Insured applies for a Policy, Northwestern will begin the process of risk evaluation to determine whether the proposed Insured satisfies Northwestern’s underwriting and insurability requirements. Several days or weeks may elapse from the date of the application until this underwriting procedure is completed and, if insurability is established, the Policy is issued and delivered to the Owner. If the Insured dies in the interim, after at least the minimum initial Premium has been paid, Northwestern will pay the Death Benefit to the beneficiary unless it is determined that the application would have been rejected.

8. If the applicant for insurance pays at least the minimum initial premium when the application is submitted, the Policy Date will be the date when Northwestern received the latest of (1) the premium amount, (2) the application and (3) medical evidence form. The Policy Date is the date for measuring Policy Years, Policy Anniversary, and the Monthly Processing Date, among other things.

9. If the application is submitted without any premium, the underwriting procedure will be carried out and once the underwriting procedure is completed the Policy will be issued and delivered in due course. In that case the Policy Date will be 7 days after the date on which the application is finally approved and the Policy is issued, provided that the Policy is in fact delivered within 32 days after the approval date and the premium is paid at that time. If more than 32 days elapse, the Policy Date will be reset according to the agent’s instructions and will be subject to approval by the Home Office.

[1]	Arizona Governing Committee, Etc. v. Norris, 103 S. Ct. 3492 (1983).

10. Northwestern reserves the right to reject an application for any reason permitted by law. If an application is declined or cancelled for any reason, the full amount paid with the application will be refunded without interest, unless otherwise required by law.

11. For life insurance purposes, one’s age is reckoned as the age at the last or next birthday, depending on which is closer. The Policy Date may be backdated for a maximum of 6 months, subject to applicable state insurance law. Upon request, the Policy Date may be a future date within 30 days of issue, subject to applicable state insurance law. In that case, term insurance is available for the interim period and a short term premium is charged from the Issue Date to the future Policy Date.

12. Investment experience of the Separate Account Divisions will begin on the Initial Allocation Date. For all purposes under the Policies, Policy Values for any date are determined as of the close of business on that Valuation Date, or the next Valuation Date if the date Policy Values are determined is not a Valuation Date. Assets held in the Separate Account consist entirely of interest in shares of The Northwestern Mutual Series Fund, Inc., The Russell Investment Fund, and The Fidelity Variable Insurance Products Fund III (collectively, the “Funds”). Shares of each series of the Funds are valued daily as of the close of trading on the New York Stock Exchange.

13. The suicide and incontestability periods under a Policy will run from the Issue Date. The Issue Date will not necessarily coincide with the Policy Date, for the reasons indicated above.

C. Premium Processing

14. Premiums may be paid at any time and in any amount, within certain limits as described in the prospectus. If the initial Net Premium is submitted with the application, Northwestern will transfer the initial Net Premium to the General Account and initial Net Premium will remain in the General Account until the In Force Date. Northwestern will credit the initial Net Premium with interest while it remains in the General Account. On the In Force Date,

Northwestern will transfer and credit the initial Net Premium and accrued interest to the Money Market Division of the Separate Account. If the In Force Date is not a Valuation Date, then Northwestern will transfer and credit the initial Net Premium and accrued interest on the next Valuation Date. If the payment is not made with the application, Northwestern will transfer and credit the initial Net Premium to the Money Market Division of the Separate Account on the Valuation Date it is received at the Home Office, provided all other requirements have been satisfied. If it is not received on a Valuation Date, Northwestern will transfer and credit the initial Net Premium on the next Valuation Date.

The Initial Allocation Date is the date Northwestern allocate initial Net Premiums among the Divisions in accordance with Owner instructions. Prior to the Initial Allocation Date, Northwestern will transfer and credit Net Premiums to the Money Market Division of the Separate Account. On and after the Initial Allocation Date, Northwestern will transfer and credit all Net Premiums (i.e., subsequent Premium Payments) to the Divisions of the Separate Account based on Owner instructions then in effect.

Premium Payments received before the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern Time) on a Valuation Date are deemed to be received and credited on that Valuation Date. If they are received after the close of trading on a Valuation Date, or a day other than a Valuation Date, they are deemed to be received and credited on the next Valuation Date.

Short term premium charges, for any term insurance coverage provided from the Issue Date to the Policy Date, are also deducted from the initial Premium if applicable.

15. Transactions between the Separate Account and the General Account of Northwestern will be effected as of the dates determined in accordance with the terms of the Policies but the transactions will not in all cases be physically processed on those dates. For example, as described below, the death of an insured will mark the date on which the Policy ceases to participate in the Account, with interest being paid on Policy proceeds from that date until the Policy is settled, but several days may elapse before Northwestern receives notification. Because of the timing discrepancies the total assets of the Separate Account will not always exactly match the sum of the interests in the Separate Account represented by all of the Policies outstanding. An accounting routine has been established to reconcile these amounts once each year, as of December 31, and the amount of assets in the Separate Account will be adjusted as required.

If mandated under applicable law, Northwestern may be required to reject an initial premium payment and therefore the application for the Policy.

TRANSFER PROCEDURES

16. The Separate Account consists of twenty-four divisions, corresponding to the twenty-four Portfolios of the Funds. All assets of each Division are invested in shares of the corresponding Fund Portfolio. After the Initial Allocation Date, a Policy Owner may direct that accumulated amounts under the Policy be transferred from one Division to another. The Policy provides for a $25 charge for transfers of assets among the Divisions of the Separate Account if more than twelve transfers take place in a policy year, although Northwestern may waive such fee in its sole discretion. Policy Owners may request the transfer in writing. Transfers received by Northwestern at its Home Office before the close of trading on the New York Stock Exchange on a Valuation Date will be effective on that Valuation Date. Transfers received by Northwestern at its Home Office after the close of trading on a Valuation Date, or on a day that is not a Valuation Date, will be effective on the Next Valuation Date. Northwestern reserves the right to impose minimum and/or maximum limits on transfer amounts in its sole discretion.

17. To deter short term and excessive trading, Northwestern has adopted and implemented policies and procedures which are designed to control abusive trading practices and seeks to apply these policies and procedures uniformly to all Policy Owners. Any exceptions must be either expressly permitted by these policies and procedures or subject to an approval process described in them. Northwestern may also be prevented from uniformly applying these policies and procedures under applicable state or federal law or regulation.

Among the steps Northwestern has taken to reduce the frequency and effect of these practices are monitoring trading activity and imposing trading restrictions including the prohibition of more than twelve transfers among divisions under a single Policy during a Policy year. Further, an investor who is identified as having made a transfer in and out of the same division (“round trip transfer”) in an amount in excess of $10,000 within fourteen calendar days will be restricted from making additional transfers after the third such round trip transfer until the next Policy anniversary date, and sent a letter informing him or her of the restriction. Thereafter, the same investor will be similarly restricted after the second such round trip transfer. An investor who is identified as having made one or more round trip transfers within thirty calendar days aggregating more than one percent (1%) of the total assets of the Portfolio underlying a division will be sent a warning letter after the first such round trip transfer and will be restricted from making additional transfers until the next Policy anniversary date after the second such round trip transfer. Thereafter, the same investor will be similarly restricted after the first such round trip transfer. These limitations do not apply to automatic asset transfers, scheduled or systematic transactions involving portfolio rebalancing, dollar cost averaging, interest sweeps, or to initial allocations, use of asset allocation models or changes in allocations.

These policies and procedures may change from time to time in Northwestern’s sole discretion without notice; provided, however, Policy Owners would be given advance, written notice if the policies and procedures were revised to accommodate market timing. Additionally, the Funds may have their own policies and procedures described in their prospectuses that are designed to limit or restrict frequent trading. Such policies and procedures may provide for the imposition of a redemption fee and may require Northwestern to provide transaction information to the Fund.

Northwestern intends to monitor events and the effectiveness of its policies and procedures in order to identify whether instances of potentially abusive trading practices are occurring. However, Northwestern may not be able to identify all instances of abusive trading practices, nor completely eliminate the possibility of such activities, and there may be technological limitations on its ability to impose restrictions on the trading practices of Policy Owners.

18. In order to minimize the investment risk to Northwestern during the period when the Policy Owner has the right to return the Policy for a refund, initial Net Premiums placed into the Separate Account prior to the Initial Allocation Date are placed in the Money Market Division of the Separate Account. The Initial Allocation Date is described in the prospectus and identified in the Policy. On the Initial Allocation Date amounts in the Money Market Division of the Separate Account are transferred and credited to other Divisions based on the Owner’s instructions as set forth in the Policy application or supplement to the application.

REDEMPTION PROCEDURES

A. Surrender for Cash Value

19. The Cash Surrender Value equals the Policy Value minus the sum of Policy Debt and any surrender charge that would be imposed. The Policy Owner may surrender the Policy for the Cash Surrender Value at any time upon written request while the Insured is alive and the Policy is in force. Northwester will determine the Cash Surrender Value on the Valuation Date it receives an Owner’s written request at its Home Office, except if the written request is received after the close of business on a Valuation Date or on a day that is not a Valuation Date, Northwestern will determine the Cash Surrender Value on the next Valuation Date.

20. Northwestern will generally pay surrender proceeds within seven days of receipt of the Owner’s written request, except under the circumstances described below in the “Deferral of Determination and Payment” section.

21. When a surrender of a Policy is effected, Northwestern will pay the Cash Surrender Value out of the assets held in the General Account. An amount equal to the Cash Surrender Value will be transferred from the Separate Account to Northwestern’s General Account as of the effective date of the surrender.

B. Partial Withdrawal of Policy Value

22. A withdrawal of Policy Value may be made under certain conditions specified in the prospectus. Generally, a Policy Owner may make up to four withdrawals in a Policy Year, and the minimum amount for each withdrawal is $250. The Owner may not withdraw an amount that would: (1) reduce the Loan Value (net of any applicable service charge) to less than the Policy Debt; (2) reduce the Specified Amount to less than the minimum Specified Amount that Northwestern would require for issuance of Policy at the time of the withdrawal; and (3) reduce the Cash Surrender Value to less than the sum of three times the most recent Monthly Policy Charge and any applicable service charge. Northwestern reserves the right to charge a fee of up to $25 per withdrawal. This fee is currently being waived.

23. Withdrawals may be made upon written request at Northwestern’s Home Office. The maximum allowable withdrawal will be determined by reference to computations as of the close of business on the Valuation Date the request is received. The check for the amount of the withdrawal will be mailed from the Home Office. Withdrawal proceeds are generally paid within seven days after a request is received by Northwestern, except under the circumstances described below in the “Deferral of Determination and Payment” section.

C. Payment of Death Benefit

24. Northwestern will pay the Death Benefit to the beneficiary or other designated payee in accordance with the terms of the Policy following receipt at its Home Office of proof of death of the Insured. Payment of the death benefit is subject to the suicide and incontestability provisions of the Policy and any applicable state law requirements. Payment will be made promptly and in any case within seven days after the last of the conditions is met.

25. The Death Benefit for a Policy will depend on the Death Benefit option chosen. With Option A, the Death Benefit equals the Specified Amount. With Option B, the Death Benefit equals the sum of the Specified Amount plus Policy Value. And with Option C, the Death Benefit equals the Specified Amount plus Cumulative premiums, minus Cumulative Withdrawals. At ages 121 and older, the Death Benefit will equal the Policy Value under all three options. If a Policy has a Death Benefit Guarantee Period of Lifetime and the guarantee has not previously terminated, then the Death Benefit on and after the Policy anniversary nearest the Insured’s 121st birthday will be equal to the greater of the Policy Value or the Guaranteed Minimum Death Benefit.

The Policies may offer an optional Death Benefit Guarantee Period, which can range from five years to lifetime of the Insured, depending on the Death Benefit option selected and Issue Age of the Insured. The Death Benefit Guarantee must be elected at issue and is available to protect the Policy from terminating during the Death Benefit Guarantee Period so long as the Death Benefit Guarantee Test is met. The Death Benefit Guarantee keeps the Policy in force when the Policy does not have enough Cash Surrender Value to pay the current Monthly Policy Charge and the Policy would otherwise terminate without value. If the Policy is being kept in force by the Death Benefit Guarantee when the Insured dies, the gross amount of death proceeds will be the Guaranteed Minimum Death Benefit (“GMDB”) regardless of the Death Benefit Option in effect. On the Date of Issue the GMDB equals the Specified Amount. After the Date of Issue, if there is a Policy change that decreases the Specified Amount below the current GMDB, including a Death Benefit Option change that decreases the Specified Amount, then the GMDB will be reduced to equal the new Specified Amount.

Under any of the Death Benefit options, the Death Benefit will be increased, if necessary, to meet the definitional requirements for life insurance for federal income tax purposes. The Death Benefit is adjusted to reflect any unpaid Monthly Policy Charges if the Policy is in the grace period. Policy Debt is also deducted from the Death Benefit.

26. Northwestern will pay the Death Benefit for a Policy out of assets held in its General Account. The Death Benefit amount will include any interest credited from the date of death. An amount equal to Death Benefit, as determined as of the date of death, will be transferred from the Separate Account to Northwestern’s General Account.

D. Lapse and Reinstatement

27. Unless the Death Benefit Guarantee is in effect, if the Cash Surrender Value is less than the Monthly Policy Charges on any Monthly Processing Date, a 61 day2 grace period is allowed for the payment of sufficient premium to keep the Policy in force. The grace period begins on the date Northwestern sends notice to the Policy Owner. The notice will state the minimum payment amount required to keep the Policy in force and the date by which the premium must be paid. The Policy will terminate without value unless the required amount is paid before the grace period expires. If the insured dies during the grace period, the Death Benefit proceeds will be reduced by the amount of the unpaid Monthly Policy Charges.

For Policies with the Death Benefit Guarantee, the Death Benefit Guarantee will keep the Policy in force when the Policy does not have enough Cash Surrender Value to pay the current Monthly Policy Charge and the Policy would otherwise terminate without value. When the Policy is being kept in force by the Death Benefit Guarantee because it does not have sufficient Cash Surrender Value to pay the current Monthly Policy Charge, the Monthly Policy Charges will first reduce the Invested Assets, if any, to zero and will then accumulate as due and unpaid. Then, when a Premium Payment is made, Northwestern will deduct accumulated due and unpaid Monthly Policy Charges from Invested Assets. At the end of the Death Benefit Guarantee Period, if the Cash Surrender Value is less than the current Monthly Policy Charges, the Policy will enter the Policy Grace Period and an additional Premium Payment will be required to keep the Policy in force.

28. A lapsed Policy may be reinstated while the Insured is alive within three years after the Policy terminated, or longer if required by state insurance law. While a Policy Owner has no right to reinstatement after surrender, Northwestern may, in its sole discretion, permit such reinstatements. Reinstatement is conditional upon evidence of insurability and payment equal to the amount that will cover all

[2]	In administering the Policies Northwestern intends to use a 66-day period, instead of 61 days, before the lapse routine is implemented. The longer period is used simply to reduce the volume of lapse and reinstatement transactions occasioned by miscalculation when Policy owners attempt to pay the overdue premium on the last day of the grace period. The 66-day period is used for Northwestern's fixed benefit insurance policies and will be administered consistently. It does not appear in the prospectus for the Policies because its purpose would be defeated if Policy owners know that the extra time would be allowed. When the 66 days have transpired and the Policy lapses, the values will be computed as though the Policy had lapsed after the grace period of 61 days. Notwithstanding the postponement of internal procedures to reflect the fact of a lapse, the death benefit will be determined as of the time the grace period expires even if the insured dies after the expiration of the grace period but before the end of the 66 day period, regardless of whether the internal procedures have been implemented prior to the date of death.

Monthly Policy Charges that were due and unpaid before the end of the Policy Grace Period plus three times the Monthly Policy Charge due on the reinstatement effective date. If Northwestern approve the application for reinstatement, the effective date of the reinstated Policy will be Monthly Processing Date on which the reinstatement application is received at Northwestern’s Home Office, but if the application is not received on a Monthly Processing Date then the reinstated Policy will be effective on the next Monthly Processing Date. Any Policy debt that was outstanding when the Policy terminated will also be reinstated. A Policy that has been surrendered for its Cash Surrender Value cannot be reinstated.

On the effective date of the reinstatement, the Policy Value will be equal to the sum of the Net Premium paid upon reinstatement and any Policy Debt, minus the sum of all Monthly Policy Charges due and unpaid prior to the expiration of the Policy Grace Period and the Monthly Policy Charge due on the reinstatement effective date. On the later of the effective date of reinstatement or the date the application for reinstatement is approved, Northwestern will allocate the Policy Value less any Policy Debt among the Separate Account Divisions based on the allocation instructions then in effect, is such date is a Valuation Date. If such date is not a Valuation Date, then Northwestern will allocate the amount on the next Valuation Date.

E. Policy Loans and Loan Repayments

29. The Policies provide that the owner may borrow from Northwestern. The maximum loan value is 90% of the Cash Surrender Value. If a Policy loan is already outstanding, these limitations are applied to the amount of Policy Value which the Policy would have if there were no loan.

30. The Policy provides that loans will be made upon written request. Northwestern also intends to honor Owner requests for loans made at the offices of its agents in accordance with then current procedures for such loan requests. In these cases, the request will be transmitted to the Home Office for processing. In any event, the check for the loan proceeds will be mailed from the Home Office, usually within the next business day after the request is received at the Home Office. The loan date will be the date on which the check for the loan proceeds is issued.

Northwestern will take an amount equal to the loan (“loan amount”) from the Separate Account Divisions in proportion to the amounts in the Divisions. Northwestern will also deduct from Invested Assets a Policy Debt Expense Charge on each Monthly Processing Date while there is Policy Debt. A Policy loan, even if repaid, will have a permanent effect on the Policy Value, the Cash Surrender Value, and the Death Benefit because the loan amounts do not participate in the Separate Account’s investment results while the loan is outstanding. Northwestern will deduct any Policy Debt from the Policy Value upon surrender and from the Life Insurance Benefit payable on the Insured’s death.

31. Interest on a Policy loan accrues and is payable on a daily basis. The Policy loan rate is a fixed rate of 5%. Unpaid interest is added to the principal. The Policy will terminate if the cash value falls to zero on a monthly processing date, but written notice will be mailed to the owner of the Policy at least 61 days before the termination date. The notice will state the amount which must be paid to keep the Policy in force.

32. Policy loans, including any accrued interest outstanding, may be repaid in whole or in part, at any time while the Insured is alive and the Policy is in force. Upon each such payment, Northwestern will transfer an amount equal to the payment amount from its General Account to the Separate Account Divisions in proportion to the Premium Payment allocation instructions then in effect. Northwestern will credit those payments when it receives them in its Home Office. If the payments are received before the close of trading on the New York Stock Exchange on a Valuation Date, Northwestern will process loan payments on that Valuation Date. If Northwestern receive the payment on or after the close of trading on a Valuation Date, or on a day that is not a Valuation Date, the payment will be processed on the next Valuation Date.

If there is Policy Debt, payments received at our Home Office will be treated as payments to reduce Policy Debt unless designated as Premium Payments.

F. Deferral of Determination and Payment

33. Northwestern will ordinarily pay Policy Benefits within seven days after all required documents are received at its Home Office. However, we may defer determination and payment of benefits if:

•	the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC; or

•	the SEC permits, by an order, the postponement of any payment for the protection of Owners; or

•	the SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable.

34. When the Policy is in force as Fixed Paid-Up insurance, Northwestern may defer paying the Cash Surrender Value for up to six months from the date of surrender. If payment is deferred for 30 days or more, interest will be paid on the Cash Surrender Value at an annual effective rate of 4% from the date of surrender to the date of payment. Northwestern may also defer payment of a Policy loan or withdrawal for up to six months.

35. If an Owner submits a check or draft to our Home Office, Northwestern has the right to defer payment of Life Insurance Benefit, surrender, withdrawal, loan, or payment plan proceeds until the check or draft has been honored.

36. If mandated under applicable law, Northwestern may be required to freeze an Owner’s Policy Value and thereby refuse to pay any requests for transfer, withdrawal, surrender, loans, or Life Insurance Benefit, until instructions are received from the appropriate regulatory or other lawful authority. Northwestern may also be required to provide additional information about an Owner, the Owner’s Policy, and the Owner’s trading activities to government regulators.

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